Exhibit 99.1

For immediate distribution

GILDAN ANNOUNCES PRICING OF PRIVATE OFFERING OF

US$1.2 BILLION SENIOR UNSECURED NOTES

MONTREAL, September 23, 2025 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) announced today that it has priced an offering of US$1.2 billion aggregate principal amount of senior unsecured notes in two series, consisting of US$600 million aggregate principal amount of 4.700% senior unsecured notes, due October 7, 2030 and US$600 million aggregate principal amount of 5.400% senior unsecured notes, due October 7, 2035 (together, the “Notes”).

The Company expects to use the net proceeds from the offering of the Notes, together with cash on hand or other immediately available funds, to fund the cash portion of the consideration to be paid for the acquisition of Hanesbrands Inc., the refinancing of Hanesbrands’ existing indebtedness and related transaction fees and expenses related to the offering of the Notes and the acquisition of Hanesbrands.

The offering is expected to close on or about October 7, 2025, subject to customary closing conditions.

The Notes will be senior unsecured obligations of the Company and will rank equally in right of payment with all of the Company’s existing and future senior unsecured and unsubordinated indebtedness.

The Company is offering the Notes pursuant to an exemption under the Securities Act of 1933, as amended (the “Securities Act”). The initial purchasers of the Notes will offer the Notes only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act or outside the United States to certain persons in reliance on Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act or under any state securities laws or the securities laws of any other jurisdiction. Therefore, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Notes have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

This press release shall not constitute an offer to sell or an invitation to purchase, in any jurisdiction in which such offer or invitation would be unlawful.

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, statements relating to the proposed offering of the Notes, the expected use of the net proceeds of the offering, Gildan’s acquisition of Hanesbrands, and any other future events or developments described herein. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology.

Refer to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments,” and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the year ended December 29, 2024 (“FY2024 MD&A”) and for the second quarter ended June 29, 2025 (“Q2 2025 MD&A”) for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to, risks relating to the Hanesbrands acquisition, changes in general economic, financial or geopolitical conditions globally or in one or more of the markets Gildan serves, including the pricing and inflationary environment; Gildan’s ability to implement its growth strategies and plans as well as those factors listed in the FY2024 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-looking statements” section. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release. There can be no assurance that the expectations represented by the Company’s forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the proposed offering of Notes and other future events and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and Gildan does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®. Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy.

For further information:

Investor Inquiries	Media Inquiries

Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com